Exhibit 99.12

AMENDMENT No. 1 TO BUSINESS COMBINATION AGREEMENT

THIS AMENDMENT TO THE AGREEMENT dated October 29, 2012 is made

A M O N G:

BRIDGEPORT VENTURES INC. a corporation existing under the

Business Corporations Act (Ontario)

(hereinafter referred to as “Bridgeport”)

- and -

PREMIER GOLD MINES LIMITED., a corporation existing under the Business Corporations Act (Ontario)

(hereinafter referred to as “Premier Gold”)

- and -

PREMIER ROYALTY CORPORATION, a corporation existing under the Business Corporations Act (Ontario)

(hereinafter referred to as “Premier Royalty”)

WHEREAS the Parties have entered into a business combination agreement (the “Agreement”) dated August 7, 2012 whereby the parties will carry out the Business Combination pursuant to an Arrangement under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”); AND WHEREAS the Parties wish to make certain amendments to the Agreement (including the Plan of Arrangement attached thereto as Schedule B); NOW, THEREFORE, in consideration of the mutual benefits to be derived and the representations and warranties, conditions and promises herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
AMENDMENT

1.1	Amendment to Section 4.13(c)

Section 4.13(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

(c) Schedule G to this Agreement sets out the amount of Bridgeport Options, Existing Bridgeport Warrants and the First December 2012 Warrants that are outstanding as at the date hereof and there are no other authorized, outstanding or existing:

(i)	voting trusts or other agreements or understandings with respect to the voting of any Bridgeport Shares to which any Bridgeport Group Member is a party;

(ii)	securities issued by any Bridgeport Group Member that are convertible into or exchangeable for any Bridgeport Shares;

(iii)

agreements, options, warrants, or other rights capable of becoming agreements, options or warrants to purchase or subscribe for any Bridgeport Shares or securities convertible into or exchangeable or exercisable for any such common shares, in each case granted, extended or entered into by any Bridgeport Group Member;

(iv)

agreements of any kind to which any Bridgeport Group Member is party relating to the issuance or sale of any Bridgeport Shares, or any securities convertible into or exchangeable or exercisable for any such common shares or requiring Bridgeport to qualify securities of any Bridgeport Group Member for distribution under Canadian Securities Laws; or

(v)	agreements of any kind which may obligate Bridgeport to issue, redeem or purchase any of its securities.

1.2	Amendment to Section 6.2(c)

Section 6.2(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

(c) issue or agree to issue any securities, except pursuant to the exercise of currently outstanding Bridgeport Options, Existing Bridgeport Warrants or First December 2012 Warrants;

1.3	Amendment to Schedule A and Schedule B

Each of the following terms shall be added to Schedule A and Section 1.1 of Schedule B:

“Adjusted Bridgeport Warrants” means each of the Adjusted October 2014 Warrants, the Adjusted Second December 2012 Warrants and the Adjusted Third December 2012 Warrants, either individually or collectively, as the context may require.

“Adjusted October 2014 Warrants” means the October 2014 Warrants as adjusted pursuant to the Plan of Arrangement.

“Adjusted Second December 2012 Warrants” means the Second December 2012 Warrants as adjusted pursuant to the Plan of Arrangement.

“Adjusted Third December 2012 Warrants” means the Third December 2012 Warrants as adjusted pursuant to the Plan of Arrangement.

“Adjusted Warrants” means each of the Adjusted October 2014 Warrants and the Adjusted Second December 2012 Warrants, either individually or collectively, as the context may require.

1.4	Amendment to Schedule A and Schedule B

The definition of Existing Bridgeport Warrants in Schedule A and Section 1.1 of Schedule B of the Agreement is hereby deleted in its entirety and replaced with the following:

“Existing Bridgeport Warrants” means the October 2014 Warrants, the Second December 2012 Warrants and the Third December 2012 Warrants, collectively.

1.5	Amendment to Schedule A

The definition of Termination Date in Schedule A of the Agreement is hereby deleted in its entirety and replaced with the following:

“Termination Date” means December 31, 2012.

1.6	Amendment to Schedule B

The definition of “Letter of Transmittal” in Section 1.1 of Schedule B of the Agreement is hereby deleted in its entirety and replaced with the following:

“Letter of Transmittal” means the letter of transmittal to be caused to be delivered by Bridgeport to the Bridgeport Shareholders, the Premier Royalty Shareholders and holders of Existing Bridgeport Warrants providing for the delivery of New Bridgeport Shares, Premier Royalty Shares and Adjusted Bridgeport Warrants to the Depositary.

1.7	Amendment to Section 1.3(c) and Section 3.1(c) of Schedule B

Section 1.3(c) of the Agreement and Section 3.1(c) of Schedule B to the Agreement are hereby deleted in their entirety and replaced with the following:

(c) the number of directors of Bridgeport will be increased from five to eight and the directors will be authorized and empowered to determine the number of directors of Bridgeport within the minimum and maximum numbers provided in the articles of Bridgeport and Messrs. Abraham Drost, Ewan Downie, Steven Filipovic, George Faught, Howard Katz and Ms. Julie Lassonde shall be appointed as directors of Bridgeport, in addition to Mr. Hugh Snyder and Ms. Shastri Ramnath who shall remain as directors;

1.8	Amendment to Section 1.3(f) and Section 3.1(f) of Schedule B

Section 1.3(f) of the Agreement and Section 3.1(f) of Schedule B to the Agreement are hereby deleted in their entirety and replaced with the following:

(f) each of the issued and outstanding October 2014 Warrants and Second December 2012 Warrants will be adjusted to reflect the Consolidation and the distribution of the Bridgeport Warrants contemplated by paragraph (d) above and certificates representing the Adjusted October 2014 Warrants and Adjusted Second December 2012 Warrants will be issued on the basis of one Adjusted October 2014 Warrant for every four October 2014 Warrants and one Adjusted Second December 2012 Warrant for every four Second December 2012 Warrants, respectively. Upon exercise of each Adjusted Warrant the holder thereof shall receive one New Bridgeport Share, together with 0.375 of a Bridgeport Warrant, at an exercise price that is equal to the current exercise price of the warrant which such Adjusted Warrant replaces multiplied by four. Other than as set out above, the terms of the Adjusted Warrants shall be the same as the currently issued and outstanding warrants;

1.9	Amendment to Section 1.3(g) and Section 3.1(g) of Schedule B

Section 1.3(g) of the Agreement and Section 3.1(g) of Schedule B to the Agreement are hereby deleted in their entirety and replaced with the following:

(g) each of the issued and outstanding Third December 2012 Warrants will be adjusted to reflect the Consolidation and the distribution of the Bridgeport Warrants contemplated by paragraph (d) above and certificates representing the Adjusted Third December 2012 Warrants will be issued on the basis of one Adjusted Third December 2012 Warrant for every four Third December 2012 Warrants. Upon exercise of each Adjusted Third December Warrant the holder shall receive one New Bridgeport Share and 0.5 of an Adjusted Second December 2012 Warrant, together with 0.375 of a Bridgeport Warrant, at an exercise price that is equal to the current exercise price of the Third December Warrants multiplied by four. Other than as set out above, the terms of the Adjusted Third December Warrants shall be the same as the Third December 2012 Warrants;

1.10	Amendment to Section 3.2 of Schedule B

Section 3.2 of Schedule B to the Agreement is hereby deleted in its entirety and replaced with the following:

On or promptly after the Effective Date, Bridgeport shall deliver or arrange to be delivered to the Depositary certificates representing the New Bridgeport Shares, the Bridgeport Warrants and the Adjusted Bridgeport Warrants required to be issued to Bridgeport Shareholders, the former Premier Royalty Shareholders and holders of Existing Bridgeport Warrants, respectively, pursuant to Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such securityholders, for distribution to such securityholders in accordance with the provisions of Article V hereof.

1.11	Amendment to Section 3.3 of Schedule B

The following paragraph shall be added at the end of Section 3.3 of Schedule B:

No fractional Adjusted Bridgeport Warrants shall be issued pursuant to Section 3.1. The number of any Adjusted Bridgeport Warrants to be issued shall be rounded down to the nearest whole warrant and no consideration shall be payable for any fraction of such warrant.

1.12	Amendment to Section 5.3 of Schedule B

Section 5.3 of Schedule B to the Agreement is hereby deleted in its entirety and replaced with the following:

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Bridgeport Shares, Premier Royalty Shares of Existing Bridgeport Warrants that were exchanged for New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable, in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable, that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of a certificate representing the New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable, that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable, is to be delivered shall, as a condition precedent to the delivery of such New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable,, give a bond satisfactory to Bridgeport and the Depositary in such amount as Bridgeport and the Depositary may direct, or otherwise indemnify Bridgeport and the Depositary in a manner satisfactory to Bridgeport and the Depositary, against any claim that may be made against Bridgeport or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall take such actions as may be required by the articles of Bridgeport or Premier Royalty.

1.13	Addition of Section 5.3.1 of Schedule B

The following paragraphs shall be added as section 5.3.1 of Schedule B:

5.3.1

(a)

Bridgeport shall cause to be forwarded to each holder of Existing Bridgeport Warrants, at the address of such Bridgeport warrantholder as it appears on the respective register of the Existing Bridgeport Warrants, a Letter of Transmittal and instructions for obtaining delivery of the certificates representing the Adjusted Bridgeport Warrants allotted and issued to such warrantholders pursuant to the Arrangement.

(b)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Existing Bridgeport Warrants, together with a Letter of Transmittal and such other documents and instruments as would have been required to effect the issuance of the certificates representing the Adjusted Bridgeport Warrants, or as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the applicable Adjusted Bridgeport Warrants that such holder is entitled to receive in accordance with Section 3.1 hereof.

(c)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.3.1(b) hereof, each certificate that immediately prior to the Effective Time represented one or more Existing Bridgeport Warrants, shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Adjusted Bridgeport Warrants pursuant to Section 3.1 hereof.

ARTICLE II
GENERAL

2.1	Defined Terms

All terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

2.2	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, but references to such laws shall not, by conflict of laws, rules or otherwise require application of the law of any jurisdiction other than the Province of Ontario.

2.3	Enurement and Assignability

This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns, provided that this Agreement shall not be assignable otherwise than by operation of law by either Party without the prior written consent of the other Parties, and any purported assignment by any Party without the prior written consent of the other Party shall be void.

2.3	Illegalities

In the event that any provision contained in this Agreement shall be determined to be invalid, illegal, or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and the remaining provisions of this Agreement shall not, at the election of the Party for whose benefit the provision exists, be in any way impaired.

2.4	Counterparts

This Agreement may be executed in any number of counterparts by original or telefacsimile signature, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, bears the signatures of all the parties reflected hereon as signatories.

2.5	Language

At the request of the Parties this Agreement has been drafted in the English language.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Amendment No.1 to the Business Combination Agreement as of the day and year first above written.

BRIDGEPORT VENTURES INC.

By: (signed) “H.R. Snyder”
        Name: H.R. Snyder
        Title: Chairman

PREMIER GOLD MINES LIMITED

By: (signed) “Steven Filipovic”
        Name: Steven Filipovic
        Title: Chief Financial Officer

PREMIER ROYALTY CORPORATION

By: (signed) “Abraham Drost”
        Name: Abraham Drost
        Title: President and Chief Executive Officer